Rehabilitate Enhabit

Prepared by AREX Capital Management

June 2024

Disclaimer

The materials contained herein (the "Materials") represent the opinions of AREX Capital Master Fund, LP and the other participants named in its proxy solicitation (collectively, "AREX" or "we") and are based on publicly available information with respect to Enhabit Inc. (the "Company" or "Enhabit"). AREX recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with AREX's conclusions. AREX reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. AREX disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third-party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by AREX herein are based on assumptions that AREX believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Certain members of AREX currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause one or more members of AREX from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that AREX discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and AREX expressly disclaims any obligation to update such information.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of AREX. Although AREX believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. AREX will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, AREX has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

Table of Contents

Executive Summary

About AREX Capital

AREX has been a stockholder of Enhabit, Inc. (NYSE: EHAB) since its spin-off on July 1, 2022.

- AREX is a value-oriented investment management firm founded in 2017 with a long-term, opportunistic approach. AREX seeks to generate returns through intensive research, rigorous fundamental analysis, and active value creation.
  - We are experienced in recognizing value in companies and assets that have significant, unrealized potential.
  - We regularly interact with company management teams and boards of directors to share our perspectives.
  - Our process prioritizes creativity, diligence, and thoughtful investment selection.
- AREX has been involved with Enhabit since March 2021, first as a stockholder of Encompass Health Corporation (NYSE: EHC) ("Encompass"), and then as a direct stockholder following Enhabit's spin-off.
- Our preference is to work privately with management teams and boards in a constructive manner, and we only seek more public interactions when companies are unwilling to engage with us.

rehab EHAB

Why AREX is Seeking to Replace a Majority of Enhabit's Board of Directors (the "Board")

We believe Enhabit has immense potential as a leader in the highly fragmented and secularly growing home health and hospice industries.

The Board's apparent **inability to oversee and guide management through manageable industry headwinds** has caused Enhabit to be a **chronic operational and financial underperformer.**

Last year, Enhabit's collapsing profitability forced it to amend its leverage covenants **twice** in five months. Enhabit's leverage has grown due to its inability to perform as well as its home health and hospice peers. **Stockholders cannot risk another "Enhabit cliff,"** but the Board seems ignorant of this serious risk.

Despite AREX's repeated attempts to engage on the best path forward for Enhabit, **the Board has refused to collaborate with us,** even after concluding its strategic review.

To prevent further value destruction and to maximize the likelihood that Enhabit can remain a leader in the home health and hospice industries, **AREX has nominated seven highly qualified directors (the "AREX Slate") with the necessary operational, turnaround, and industry experience for election at the Company's 2024 Annual Meeting of Stockholders.**

The AREX Slate has a realistic **five-point plan to improve operations, revamp the sales organization, recapture FFS market share, streamline costs, and create enduring stockholder value.** If the AREX Slate can help management implement its plan, we believe Enhabit's stock price could more than double from current levels.

Where Enhabit Stands Today: Chronic Underperformer Despite Immense Potential

We believe the majority of the Board must be replaced to prevent further value destruction and to help Enhabit reach its potential as a leader in the home health and hospice industries.

Enhabit Today



Stock Underperformance
Enhabit's stock price has fallen ~60% since the July 2022 spin-off, materially underperforming its peers.



Poor Financial Results
Enhabit has endured significant earnings declines over the past two years.



Inability to Navigate Business Challenges
Enhabit has seemingly been unable to navigate industry challenges as dexterously as its peers and was forced to amend its bank covenants twice in five months.



Dismal Investor Communications
Enhabit has repeatedly cut guidance, missed analyst earnings expectations, and failed to effectively communicate with investors. The Company has also had three heads of investor relations in less than two years.

Enhabit's Potential



Attractive Competitive Position
We believe Enhabit will soon be the largest independent home health provider with double the market share of the next largest independent provider.



Secular Tailwinds
The aging U.S. population and secular shift towards less costly home-based care should increase demand for Enhabit's in-home care.



Improving Home Health Payor Dynamics
The payor mix shift continues to slow, non-episodic Medicare Advantage ("MA") reimbursements are increasing, and Medicare fee-for-service ("FFS") utilization of home health services appears to have bottomed in 2022.



Recovering Labor Conditions
Post-pandemic staffing shortages and related wage inflation pressures are abating.

Why Stockholders Deserve Change: Destruction of Stockholder Value

Enhabit has delivered negative returns over every relevant period, significantly underperforming its Proxy Peers and benchmark indices.

Persistent Stock Price Underperformance



Cherry Picking
The five additions to Enhabit's 2024 Proxy Peers have an average 1-year total stockholder return of (51%).
30%
20%
10%
-
(10%)
(20%)
(30%)
(40%)
(50%)
(60%)
(70%)
(62%)
24.6%
10.8%
(2.9%)
(5.9%)
Since EHAB's Spin-Off
(28.9%)
18.9%
3.9%
(10.4%)
(25.7%)
1-Year
EHAB
Russell 2000
SPSIHP
2023 Proxy Peers
2024 Proxy Peers

Source: Bloomberg.

Note: The chart reflects the total stockholder return from June 30, 2022, and May 24, 2023, through May 24, 2024. As the spin-off was completed on the morning of July 1, 2022, the metric incorporates the closing price of Enhabit's when-issued stock on June 30, 2022. SPSIHP is the S&P Health Care Services Select Industry Index, the benchmark referenced in Enhabit's annual report. Proxy Peers reflects the median total stockholder return of the peer groups for 2023 and 2024, respectively, referenced in Enhabit's definitive proxy statement. 2023 Proxy Peers adjusted to remove LHCG and SGFY due to acquisition. A list of Enhabit's 2023 and 2024 Proxy Peers can be found on page 112.

Why Stockholders Deserve Change: Consistent Earnings Disappointments

Enhabit has missed consensus expectations in almost every quarter of its existence. Its recent earnings "beats" are likely only due to massively reduced sell-side expectations.



Source: SEC filings and consensus estimates as compiled by Bloomberg.

Why Stockholders Deserve Change: Inability to Handle Manageable Challenges

Enhabit has shown no signs of improving on its staggering operational underperformance relative to peers, who we believe have navigated industry challenges far more effectively.

Home Health Is Hemorrhaging FFS Market Share
FFS Revenues



Source: SEC filings.

Hospice Continues to Lag
Per-Branch Average Daily Census



Source: SEC filings and AREX calculations.
Note: Enhabit's 1Q 2024 per-branch ADC of 33 excludes 10 de novo branches opened during the previous two years. The per-branch ADC would otherwise be 31 (a decline of 33% since 1Q 2021).

Overhead Is Too High
Corporate Overhead as % of Revenue
(LTM as of March 31, 2024)



Source: SEC filings and AREX calculations.
Note: For comparability purposes, corporate overhead costs exclude stock-based compensation and other non-recurring items. Please see slide 113 in the appendix for a description of the corporate overhead calculation methodology.

Why Stockholders Deserve Change: Ineffective Board Oversight

We believe the Board has failed to effectively oversee management, largely due to its lack of industry-specific expertise.

Lack of Relevant Industry Experience

- x Enhabit's Board lacks the industry-specific knowledge needed to guide a novice management team through industry-specific challenges.

- x Stockholders have suffered because the Board seems unable to ask probing questions of management.

- x Why has the Board not acted more decisively in response to Enhabit's chronic underperformance?



Squandered Opportunities

- x As part of its March 2023 settlement, the Board added a director (Stuart McGuigan) who had no relevant operational experience and was sourced by a third-party search firm.

- x The Board rejected AREX's May 2023 suggestion of adding two directors with relevant operational experience.

- x Rather than settle with AREX or find new directors with relevant operational experience, the Board chose to simply shrink itself in May 2024.



Lack of Accountability

- x Management has demonstrated a troubling pattern of missing consensus expectations and lowering financial guidance.

- x Management failed to meet the Senior Management Bonus Plan EBITDA thresholds for both 2022 and 2023.

- x Management was unable to file its first annual report on time and had to restate Enhabit's 4Q 2022 results.



Poor Investor Communication

- x Enhabit has had three heads of investor relations in a short timeframe.

- x The Company mishandled market updates related to both its covenant waiver and its strategic review process.

Enhabit's Historical Heads of Investor Relations

2022	Jennifer Hills
2023	Mark Brewer
2023-2024	Jordan Loyd
2024	No Separate IR

rehab EHAB

Why Stockholders Deserve Change: Back-to-Back Covenant Amendments

Enhabit amended its leverage covenants under its Credit Agreement dated as of June 1, 2022 (the "Credit Agreement") twice in a five-month period due to its collapsing profitability. The Company was also forced to seek an intervening covenant waiver from its lenders.

Total Net Leverage Covenant



Source: SEC filings.

Implied Minimum LTM EBITDA



Source: SEC filings, AREX estimates.
Note: Calculations assume constant Total Net Leverage of $500 million prospectively.

We believe that chronic reliance upon the forbearance of lenders is dangerous for stockholders.

History of Constructive Engagement: AREX's Attempts to Work with Enhabit

Despite relaying our reasonable concerns and recommendations to leadership numerous times since Enhabit's spin-off, the Board has failed to meaningfully engage with us or to consider suggestions for improvement.



Early 2023
AREX recruits two highly qualified director candidates to address the Board's lack of expertise.

April 2023
Enhabit is unable to file its 10-K on time and is forced to restate 4Q 2022 results.

May 5, 2023
AREX privately writes to the Board suggesting that it add two new directors and commit to launching a strategic review process given strategic interest in home health assets, as evidenced by the announced transaction between Option Care Health and Amedisys.

June 26, 2023
Optum's raised bid is accepted by Amedisys.

August 14, 2023
AREX issues a public letter to the Board commending the strategic review process while noting concern with Enhabit's poor operational performance. AREX also calls for legacy Encompass directors to resign immediately to ensure stockholder confidence in the process.

October 5, 2023
AREX issues a public letter to the Board, criticizing it for the Company's confusing and harmful disclosure of the limited waiver.

May 8, 2024
Enhabit announces the conclusion of its strategic review without a sale. The stock price falls ~15% the next day.

March 30, 2023
Enhabit announces an activist settlement, adding Mr. McGuigan and Barry Schochet, increasing the Board's size to 13 directors.

May 3, 2023
Option Care Health and Amedisys announce a merger.

June 5, 2023
Optum makes an unsolicited public bid for Amedisys.

June 13, 2023
In light of the then-ongoing bidding war for Amedisys, AREX issues a public letter to the Board calling for a strategic review process to be launched by the end of the year.

August 9, 2023
Enhabit delivers disastrous 2Q earnings and slashes its prior 2023 guidance, while announcing a strategic review process. The stock price falls ~14% the next day.

October 2, 2023
Enhabit discloses a limited waiver of its leverage covenant for 3Q but fails to provide helpful context. The stock price falls ~27% the next day.

March 2024
AREX nominates seven candidates to stand for election at the 2024 Annual Meeting of Stockholders (the "Annual Meeting") but refrains from publicizing the nominations to avoid jeopardizing the strategic review.

rehab EHAB

Our Solution: Directors with Necessary Operational & Turnaround Expertise

We believe the Board needs each of our nominees' knowledge and expertise to rigorously evaluate management's strategic and operational choices and to ultimately drive better operating results and stockholder value creation.



Megan Ambers
Chief People Officer of Ivy Rehab Network

✓ Home health and hospice industry experience
✓ Human capital management expertise
✓ Compliance and risk management expertise



James Corcoran
Partner at AREX Capital

✓ Stockholder perspective
✓ Capital markets acumen
✓ Public company board experience



Maxine Hochhauser
CEO of HealthPRO Heritage

✓ Home health, hospice, and home care industry experience
✓ Turnaround expertise
✓ Payor industry expertise



Mark Ohlendorf
Former President and CFO of Brookdale Senior Living, Inc. (NYSE: BKD)

✓ Home health and hospice industry experience
✓ Financial and accounting expertise
✓ Capital markets expertise



Anna-Gene O'Neal
Former Division President, Health Care Services, of Brookdale Senior Living, Inc. (NYSE: BKD)

✓ Home health and hospice industry experience
✓ Payor industry experience
✓ M&A expertise



Dr. Gregory Sheff
Former Interim President, Home Solutions, and Chief Medical Officer, Home Solutions, of Humana, Inc. (NYSE: HUM)

✓ Home health and hospice industry experience
✓ Payor industry experience
✓ Strategic planning and innovation expertise



Juan Vallarino
President and CEO of myLaurel

✓ Home health and other post-acute healthcare industry experience
✓ Payor industry expertise
✓ M&A expertise

Our Solution: Directors Well-Suited to Tackle Enhabit's Challenges

We believe the AREX Slate possesses the necessary operational experience, industry know-how, and corporate governance expertise to help address Enhabit's most critical issues and create value for all stockholders.

Enhabit's Challenges	What the AREX Slate Brings
Operational Underperformance vs. Peers x Enhabit's operational performance has been dramatically worse than industry peers since its spin-off. x Management blames industry headwinds, but Enhabit's peers have demonstrated that these can be successfully navigated.	**Hands-On Operational Experience** ✓ The AREX Slate is filled with highly qualified nominees with relevant operational and financial expertise. ✓ If elected, the AREX Slate intends to form a dedicated Transformation Committee to oversee Enhabit's rehabilitation and create value for all stockholders.
Inexperienced Leadership x Management's inexperience has been repeatedly evidenced by chronic guidance cuts against a backdrop of solid peer performance. x Enhabit's Board lacks the industry-specific expertise to oversee management and ask probing questions when performance disappoints.	**Comprehensive Understanding of Home Health & Hospice** ✓ Our nominees have a comprehensive understanding of the home health and hospice industries, deep payor knowledge, and capital markets acumen that can help a large player like Enhabit capitalize on its scale through market share growth and industry consolidation opportunities.
Inability to Capitalize on Attractive Position x Enhabit has struggled to capitalize on its attractive competitive position in the highly fragmented home health and hospice industries.	**Turnaround Experience** ✓ The AREX Slate has a history of driving home health and hospice business growth and improving the quality of patient care. ✓ Our nominees also have track records of successfully navigating challenging financial, regulatory, and payor environments.
Poor Investor Communications x Enhabit has failed to communicate effectively with investors and to provide clear and relevant context regarding key business factors and events.	**Focus on Stockholders** ✓ The AREX Slate has a direct stockholder representative who understands what investors want to know and can help ensure that Enhabit's stockholders are prioritized in the boardroom.

The AREX Slate's Plan: Rehabilitating Enhabit to Create Stockholder Value

The AREX Slate has developed a comprehensive, five-point plan that it intends to help management implement.

1 Create a dedicated **Transformation Committee** to help management correct Enhabit's operational underperformance in an urgent and comprehensive manner.

2 **Recapture lost Medicare fee-for-service market share in Home Health** by revamping sales and operations directives, incentives, and training and assessing the sales organization to ensure alignment around the management of Enhabit's payor mix shift.

3 **Restore census in Hospice** by reorganizing the sales reporting structure and revamping sales training.

4 **Reduce corporate overhead** by streamlining operations and eliminating duplicative functions.

5 **Improve management communications and stockholder engagement** by hiring an experienced head of investor relations and transparently reporting Transformation Committee progress.

The AREX Slate's Plan conservatively reflects only 50% of the potential financial benefit from a successful rehabilitation of Enhabit.

rehab EHAB

The AREX Slate's Plan: Enhabit's EBITDA Can Quickly Grow by 50% if Managed Properly

The AREX Slate's Plan conservatively reflects only 50% of the potential financial benefit from a successful rehabilitation of Enhabit.

Illustrative Enhabit EBITDA



$98M
$23M
$16M
$10M
$147M
2023 EBITDA
FFS Market Share Recapture
Hospice Admissions Initiatives
Corporate Overhead Efficiencies
2023 Pro Forma EBITDA

Source: SEC filings and AREX estimates.

rehab EHAB

The AREX Slate's Plan: 100%+ Value Creation Potential for Enhabit's Stockholders

We believe Enhabit's stock price could more than double if the AREX Slate's Plan is implemented. Valuation multiple expansion to match peer multiples would represent further upside.


Illustrative Enhabit Stock Price
$9
$9
$18
$28
Current Stock Price
AREX Slate's Plan EBITDA Improvements
Stock Price at Current Multiple (1)
Stock Price at Peer Multiple (2)

Note: Enhabit stock price as of May 24, 2024.
(1) Enhabit's current EV / NTM EBITDA multiple of ~10x.
(2) Peer multiple of 13x is consistent with the current trading multiple of Addus HomeCare, Aveanna Healthcare, and Pennant. It is also consistent with the unaffected trading multiple of Amedisys prior to its initial merger announcement on May 3, 2023.

The Case for Change

Stockholders Have Suffered as Enhabit Has Underperformed

Enhabit's Stock Price Has Consistently Trailed Relevant Benchmarks

Enhabit's stockholders have lost more than 60% of their investment since the Company's spin-off on July 1, 2022.



Source: Bloomberg.
Note: Total stockholder return indexed to June 30, 2022, through May 24, 2024. S&P Health Care Services Select Industry Index is the benchmark referenced in Enhabit's annual report.

Enhabit's Stock Price Has Underperformed Each of its Direct Peers

Not all of Enhabit's challenges are unique, but the inexperience of its Board and senior management team is.



Source: Bloomberg.
Note: Total stockholder return indexed to June 30, 2022, through May 24, 2024.

Enhabit's Leadership Has Failed to Both Manage and Accurately Forecast its Business

Enhabit has cut its guidance in four of its eight quarters as a public company.



Enhabit's shrinking FFS market share in Home Health caused the Company to fail to meet its initial 2023 EBITDA guidance of $125-140 million, and it ultimately delivered only $98 million.

Source: SEC filings and Bloomberg.

The Board Has Overseen Poor Investor Communications

Enhabit has already had three heads of investor relations in its brief time as a public company.



June 13, 2022
Initial 2022 EBITDA guidance is set at $165-185 million.

August 1, 2022
2022 EBITDA guidance is cut to $155-170 million. **The stock price falls ~18% the next day.**

April 1, 2023
Announces material weakness in financial reporting and inability to file its 10-K on time.

August 9, 2023
Buries the announcement of its Strategic Review under "Tax Matters Agreement" heading in earnings press release. 2023 guidance cut to $100-107 million. **The stock price falls ~14% the next day.**

October 4, 2023
Under the heading "Other Information," belatedly and ineffectively attempts to clarify inadequate initial waiver-related disclosures in the announcement of its quarterly earnings release date.

May 8, 2024
Announces the conclusion of its strategic review without a sale. **The stock price falls ~15% the next day.**

July 1, 2022
Enhabit begins life as a standalone public company.

November 1, 2022
2022 EBITDA guidance is cut to $150-155 million.

May 9, 2023
Reiterates 2023 EBITDA guidance of $125-140 million.

October 2, 2023
Discloses waiver of bank covenants but fails to provide helpful context. **The stock price falls ~27% the next day.**

November 7, 2023
2023 EBITDA guidance is cut to $93-98 million.

Head of Investor Relations #1

Head of Investor Relations #2

Head of Investor Relations #3

CFO

Source: SEC filings and Bloomberg.

The Board Has Not Held Management Accountable

In addition to regularly falling short of investor expectations, Enhabit's management has consistently failed to achieve the bare minimum EBITDA threshold the Board set in its Senior Management Bonus Plan.



Senior Management Bonus Plan EBITDA Results

Encompass Home Health & Hospice Segment Reporting

Threshold: ~$109M

Threshold: ~$98M

Threshold: ~$130M

$94M

$98M

HHH Segment EBITDA Not Disclosed But Below Threshold

1H 2022 — 2H 2022 — 2023

Source: SEC filings.

Note: In connection with Enhabit's separation from Encompass, Enhabit's Compensation Committee approved a bifurcated approach with respect to its Senior Management Bonus Plan ("SMBP"), such that the 2022 performance period was divided into two periods (i.e., pre- and post-separation). Encompass HHH Segment reporting is not directly comparable to Enhabit's reported results. Enhabit's 2022 SMBP did have a 10% weighting for consolidated Encompass results in 1H 2022 that resulted in management achieving 7.2% of the 2022 SMBP targets.

Enhabit's 2023 Guidance Cut Exemplifies its Operational Underperformance

Despite facing the same industry dynamics as Enhabit, close peers Amedisys and Pennant both achieved or exceeded their initial 2023 guidance.



It is clear to us that the Board lacks the industry-specific experience to help guide management through a controlled shift in Enhabit's payor mix while sustaining its significantly higher-margin FFS volumes.

Source: SEC filings and Bloomberg.
Note: Amedisys' 2023 revenue is pro forma for the divestiture of its personal care business.

Enhabit's Challenges Have Led to Issues with its Lenders

The collapsing profitability we attribute to Enhabit's inability to navigate manageable business challenges has forced it to amend its bank covenants twice in five months. The Company has also been forced to seek an intervening covenant waiver from its lenders.

Total Net Leverage Covenant



Source: SEC filings.

Implied Minimum LTM EBITDA



Source: SEC filings and AREX estimates.
Note: The calculation assumes constant Total Net Leverage of $500 million prospectively.

While lenders have been accommodating thus far, we believe this is a precarious situation for stockholders.

Enhabit's Challenges Have Led to Issues with its Lenders (Cont'd.)

While the home health and hospice business models are inherently cash-generative, Enhabit's collapsing profitability has materially increased its leverage levels, resulting in higher interest costs and significantly reduced liquidity.



Rising Net Leverage

Source: SEC filings.
Note: Total Net Leverage ratio is defined as net debt divided by LTM Adjusted EBITDA as calculated in the Credit Agreement. Interest under the Credit Agreement is calculated as SOFR + a credit spread adjustment + the applicable margin which varies depending on the Company's Total Net Leverage Ratio.



Reduced Liquidity

Source: SEC filings.
Note: Liquidity defined as cash plus availability under Enhabit's Revolving Credit Facility, which is constrained by the maximum permitted Total Net Leverage Ratio under the Credit Agreement.

Enhabit's stockholders cannot risk another collapse in profitability.

The Board is Attempting to Spin its Underperformance and Our Intentions

Enhabit's Misleading Assertions	The Facts
"If AREX takes control of the Company [...]"	• AREX is not seeking control of Enhabit. Six of our seven nominees are independent of AREX. • We are seeking to replace a majority of the existing directors because the existing directors have presided over massive value destruction since Enhabit became a standalone company.
"Looking forward, the Company is focused on improving our execution in areas that we directly control beyond business mix and market conditions."	• We believe Enhabit's significant underperformance versus peers is a direct result of the Board lacking the necessary industry expertise to hold management accountable. • The Company's unallocated expenses—which management most certainly directly controls—have increased over the past two years even as its operating segment profitability has suffered.
"A rapid acceleration of Medicare beneficiaries' moving from Medicare to Medicare Advantage across the industry affected the Company more than its peer companies due to Enhabit's relatively high mix of Medicare business and low number of Medicare Advantage payor contracts at favorable rates at the time of the spin, leading to a disproportionate decline in adjusted EBITDA as the mix of business normalized."	• Rather than gradually normalizing its payor mix by growing MA volumes in a controlled manner while protecting its existing Medicare FFS market share, Enhabit allowed a precipitous drop in its substantially more profitable FFS volumes. The sharp decline in FFS volumes was disproportionate to any underlying decline in FFS beneficiaries. • In our view, the sudden loss of significant FFS volumes occurred due to management's inability to navigate the secular home health payor mix shift by protecting the Company's FFS market share, as well as the Board's failure to understand what was transpiring and exercise appropriate oversight.
"We stabilized the clinical work force and are now focused on business development to drive admissions and census growth. Since the spinoff in July 2022, we have grown hospice revenue by approximately 3% and admissions by approximately 7%, outpacing our closest peer."	• This is the only metric the Company could manufacture to show its outperformance in any area of its business—but even this metric is misleading. • Since its spin-off, Enhabit has grown its hospice locations by 12% through de novo branch openings and acquisitions. In contrast, during that time, the Company's closest peer, Amedisys, reduced its number of hospice locations by 5% while still growing its hospice revenue by 1%.

The Board is Attempting to Spin its Underperformance and Our Intentions (Cont'd.)

Enhabit's Misleading Assertions	The Facts
"Enhabit has faced a series of headwinds since it separated from Encompass in July 2022, which impacted the Company's ability to accurately forecast its performance, such as spinning out with levels of debt notably higher than many of Enhabit's peers, which has inhibited its ability to make opportunistic acquisitions."	• Enhabit has significantly underperformed its peers in both home health and hospice on a same-store basis, and the assertion that its inability to make acquisitions is responsible for the Company's underperformance, in our view, blatantly misrepresents the facts and is an attempt to distract from terrible execution. • Since its spin-off, Enhabit has acquired two home health locations and five hospice locations for a total of ~$40 million, while its closest peer, Amedisys, has made only one acquisition (for less than $1 million). During this time, Amedisys has outperformed Enhabit in both its home health and hospice businesses.
"Enhabit's home office G&A as a percentage of revenue is at approximately 10%, which is ahead of our closest public peer, Amedisys, at approximately 11%. Notably, Enhabit achieved this level of efficiency while also being less than half the size of Amedisys."	• This claim is remarkably disingenuous as Enhabit is comparing its *adjusted* home office G&A to the *unadjusted* corporate G&A of Amedisys, which includes nearly $60 million of merger-related costs. • Far from achieving a superior "level of efficiency," Enhabit's adjusted home office G&A as a percentage of revenue exceeds that of Amedisys by ~250 basis points.
"The Company believes the historical knowledge of the business and public company board experience provided by the transitional directors was invaluable as we navigated obstacles and headwinds during our transition to a standalone public company."	• These same directors oversaw Enhabit's dismal operating performance and many initial missteps, leading us to conclude their experience was anything but "invaluable."
"Enhabit's refreshed, highly qualified Board is fit for purpose and superior to the AREX proposed nominees[.]"	• Enhabit did not "refresh" its Board; it merely confirmed the already planned retirement of four directors who we believe never should have been appointed in the first place due to their lack of relevant qualifications. • Our nominees possess valuable expertise that we believe the current Board sorely lacks: a comprehensive grasp of both home health and hospice across operations, clinical activities, and sales.

The Board Lacks The Critical Industry Expertise Necessary for Management Oversight

Since its Inception, Enhabit Has Lacked Home Health & Hospice Operational Experience

The legacy Encompass Directors unequivocally bear responsibility for replacing Enhabit's long-serving founder and senior management team with executives who possessed no relevant operational experience prior to Enhabit's spin-off.

$3.6B
Founder's Rejected Bid for Enhabit

The founder and then-CEO of what is now Enhabit, along with private equity partners, bid $3.6 billion for the Company in January 2021.

20+
Years of Departing Home Health and Hospice Industry Experience

After the bid was rejected, the CEO departed along with several other senior executives (including the CFO) in June 2021, leaving a significant experience vacuum within senior management at Enhabit.

0
New Management Home Health and Hospice Industry Experience

In June 2021, Encompass' Board, led by then-Chairman Lee Higdon, selected Barb Jacobsmeyer, the President of Encompass' much larger in-patient rehabilitation facility ("IRF") business, as Enhabit's CEO, and Crissy Carlisle, Encompass' head of investor relations, as its CFO. **Neither had any home health or hospice operational experience.**

5
Legacy Encompass Directors

Encompass had five directors serving in violation of its 15-year tenure limit, which it solved by moving these directors, including Chairman Lee Higdon, to Enhabit's Board, with extra "Founder Awards" of $187,500 in stock granted solely to the legacy Encompass directors. Higdon was also named Enhabit's Chairperson. **None of the legacy Encompass directors had relevant operational expertise.**

Source: EHHI Holdings, Inc. and Encompass Health Corporation v. April K. Anthony (District Court of Dallas County) and SEC filings.

rehab EHAB

The Current Board Lacks Relevant Industry Expertise

Enhabit's Board failed to recognize its urgent need for industry-specific expertise, which was exacerbated by management's lack of relevant operational experience.

Board Skills Matrix	Jeffrey W. Bolton	Tina L. Brown-Stevenson	Charles M. Elson	Erin P. Hoeflinger	Barbara A. Jacobsmeyer	Susan A. La Monica	Stuart M. McGuigan	Gregory S. Rush	Barry P. Schochet
Home Health / Hospice Industry Experience [1]	✗	✗	✗	✗	✗	✗	✗	✗	✗
Industry / Operations	✓	✓		✓	✓		✓		✓
Public Company Board / Governance	✓	✓	✓	✓	✓	✓	✓	✓	✓
Strategic Planning & Innovation	✓	✓		✓	✓	✓	✓	✓	✓
Payor Industry Experience	✓	✓		✓	✓	✓			
Sales / Marketing / Digital Branding				✓	✓				
Finance / Accounting	✓		✓					✓	✓
M&A / Investment Banking								✓	✓
Compliance / Risk Management	✓	✓	✓	✓	✓	✓	✓	✓	✓
Human Capital Management					✓	✓	✓		
Technology / Cybersecurity	✓	✓					✓	✓	
Public Policy / Government / Regulatory	✓				✓				✓

Source: SEC filings and AREX analysis.
Note: Dashed boxes indicate Enhabit nominees unopposed by AREX.
(1) Refers to home health or hospice industry experience prior to joining Enhabit.

The Board Has Squandered Opportunities to Add Relevant Expertise

Despite Enhabit's consistent operational challenges, the Board has inexplicably chosen not to add directors with relevant expertise several times over the past two years.

March 2023











CRUISER CAPITAL

HARBOURPOINT CAPITAL

As part of its March 2023 activist settlement, in addition to the activists' candidate (Barry Schochet), the Board added a director (Stuart McGuigan) who had no relevant industry expertise and was sourced by a third-party search firm. **The Board should have instead added a candidate with relevant operational experience.**

May 2023

AREX CAPITAL MANAGEMENT

The Board rejected AREX's May 2023 suggestion of adding two new directors who possessed relevant operational experience.

May 2024

Instead of settling with AREX or appointing new directors with industry-specific knowledge, **the Board decided to perpetuate its lack of necessary experience by simply shrinking its size** to nine directors at the Annual Meeting.

June 2024

AREX indicated a willingness to explore a cooperative resolution that would include a substantial reconstitution of the Board in a manner that would involve continuity and refreshment. **The Board has thus far refused to substantively engage.**

Enhabit Has Demonstrated Poor Operational Execution Across All Areas of its Business

Poor Operational Execution: Home Health

Manageable Industry Headwinds...

The home health industry has been challenged in recent years by the decline in higher margin FFS beneficiaries, the pandemic-related decline in FFS home health utilization, and elevated clinician turnover.

Decline in Most Profitable Patient Type



Growth in Less Profitable Patients



Staffing Challenges



Source: Centers for Medicare & Medicaid Services.
Note: Average annual enrollment in FFS Medicare (Parts A and B).

Source: Centers for Medicare & Medicaid Services.
Note: Average annual enrollment in Medicare Advantage.

Source: Hospital & Healthcare Compensation Service.
Note: Data surveyed each July.

...Have Been Exacerbated By Enhabit's Poorly Executed Payor Innovation Strategy

Rather than gradually normalizing Enhabit's payor mix by growing MA volumes in a controlled manner while protecting its existing FFS market share, the Board and management oversaw a precipitous drop in the Company's far more profitable FFS volumes.

FFS Business is Significantly More Profitable

Gross Profit / Visit



Shifting Capacity to Less Profitable Payors

Home Health Visits by Payor



Source: SEC filings.
Note: Gross profit calculation assumes disclosed cost per visit.
(1) FFS gross profit calculated using disclosed revenue and visits per average FFS episode. FFS gross profit per visit was $114 in both 2023 and 1Q 2024.

Source: SEC filings.

Peers Have Navigated Industry Headwinds More Effectively

Enhabit's peers have successfully sustained their FFS revenue.

FFS Revenue



FFS Revenue Growth



Source: SEC filings.

Peers Have Navigated Industry Headwinds More Effectively (Cont'd.)

The Board lacks the industry-specific knowledge to dispute the specious mean-reversion arguments that management makes instead of acknowledging Enhabit's loss of FFS market share.



enhabit
Home Health & Hospice
Home Health Revenue Mix

$220M

$213M

(26%)

79%

60%

1Q 21

1Q 24

■ FFS Medicare   ■ Medicare Advantage & Other



amedisys
Home Health Revenue Mix

$329M

$364M

(3%)

67%

59%

1Q 21

1Q 24

■ FFS Medicare   ■ Medicare Advantage & Other



Enhabit did not suffer from too much FFS volume. It suffered from too little Medicare Advantage volume.

Source: SEC filings.

rehab EHAB

Enhabit's Issues Are Not Due to Industry Headwinds...

After initially dropping due to Enhabit's bungled separation from Encompass, FFS admissions had stabilized by the end of 2022. Management then announced the signing of a new national MA payor contract on the Company's 1Q 2023 earnings call and repeatedly stated they were driving local branches to obtain these MA referrals.

Soon thereafter, on the Company's 2Q 2023 earnings call, management eviscerated prior 2023 EBITDA guidance, saying FFS admissions in Home Health had fallen "off a cliff" during the quarter.



Enhabit FFS Admissions

Source: SEC filings and AREX estimates.
Note: Enhabit's 2021–2022 FFS admissions are based on AREX estimates using disclosed episodic admissions, episodic reimbursement rates, and Medicare revenue.

...But Are in Fact The Result of A Significant Loss of FFS Market Share...

We believe Enhabit has lost ~20% of its FFS market share in Home Health since its spin-off due to its bungled separation from Encompass and the Company's subsequent poor execution in navigating shifts in payor mix.



FFS Medicare Market Share
Based on Admissions

Source: Trella Health, SEC filings, and AREX estimates.
Note: 20% market share loss refers to Enhabit's estimated ~3.4% current market share versus its 2021 market share of ~4.2%. 2021–2022 Enhabit FFS admissions based on AREX estimates using disclosed episodic admissions, episodic reimbursement rates, and Medicare revenue. 4Q 2023 U.S. FFS admissions estimated by AREX assuming flat year-over-year utilization on FFS beneficiaries enrolled in Medicare Parts A and B.

...Which Has Decimated The Profitability of its Home Health Business

Enhabit's financial results in Home Health have been severely challenged due to its loss of FFS market share.



Source: SEC filings.

I don't think we're losing market share.

Crissy Carlisle
Enhabit CFO
4Q 2023 Earnings Call, March 7, 2024

The Board Must Accept Responsibility: Management's Shifting Explanations

Management initially attributed lost Encompass referrals to Enhabit's inability to accept lower-paying MA patients, which would improve upon signing new MA contracts. Management subsequently shifted their explanation to a never-before-mentioned change in Encompass' referral process, which happened shortly after the spin-off.

> There have been many referral sources that, over the years have... locked our sales team out, saying, "I can't have you coming just wanting the traditional Medicare patient. Everyone wants that patient. It's a higher reimbursement. I need you to be more full-service and be able to take other plans..." If we could be successful getting on at least another one or two national payors, that would help us...increase volume from the IRFs... I think if we can be on more plans, that will help us actually increase over time with the Encompass IRFs, and frankly, all IRFs.

Barb Jacobsmeyer
Enhabit CEO
Wells Fargo Healthcare Conference
September 8, 2022

> We had our sales team...going out to all of our key referral sources, which included the Encompass IRFs, saying, "What are the other payors that would be helpful for you for us to focus on so that we can be a better provider for you, a more wholesome provider?"... The focus on getting [contracts with] these regionals [payors] as well as the new national [payor]...is going to help us again be able to go and say, "We can, now let us earn more of that fee-for-service [volume]."

Barb Jacobsmeyer
Enhabit CEO
1Q 2023 Earnings Call
May 10, 2023

> What we're focused on now is making sure that we are reminding [the Encompass IRFs] of our quality, particularly our claims-based quality metrics, because they are using a new system now—an electronic system—to do their referrals. And in that, there's a Star rating component of it, and we are asking them to take into consideration not only the Star rating component but our low rehospitalization... rates as they are presenting their choice to their patients.

Barb Jacobsmeyer
Enhabit CEO
2Q 2023 Earnings Call
August 10, 2023

> EHC moved to an electronic referral system a couple months after the spin that show patients available home health providers and their Star ratings. In some markets that biased the patients against EHAB despite the company having lower readmission rates. Management notes that competitors with a higher Star rating may have 1.5-2x readmission rates than EHAB. EHAB's Clinical Transition Coordinators have been working on showing readmission rates alongside Star ratings. The change in process happened after the spin and EHAB felt a bigger impact.

Wall Street Research
August 13, 2023

The Board Must Accept Responsibility: Management's Incoherent Explanations

In explaining the "Enhabit cliff" (their term), leadership provided tired platitudes such as referral frustration and Enhabit's above-average FFS revenue share in Home Health but struggled to clearly explain the speed or severity of the decline in FFS admissions.

"

Just to make sure I understand the dynamic of what's going on in the mix between non-episodic and episodic. **Is any of this being driven by the fact that you signed all these new MA contracts, and therefore, you're getting more volume pushed to you that way from those contracts, and that's the dynamic here?** Or would you say the significant drop, which accelerated... this quarter in episodic, is just the market dynamics?

It seems more pronounced than what we're seeing, although we don't anymore have full visibility on the rest of the industry as much, but it seems more pronounced than what we've seen elsewhere.

"

A.J. Rice
Credit Suisse

"

I'm still struggling a little bit to understand what's going on with the episodic volume trend. **I know the market is shifting, but I don't think it's down high single digits,** and that's sort of been the range you guys have been in the last couple of quarters. I know you've been behind on MA contracting and are catching up. **Is it just as simple as you're losing market share to providers that have more lives covered in your respective markets?**

"

Jamie Perse
Goldman Sachs

"

Hate to belabor this, but I still don't fully understand the magnitude of the guidance revision relative to what's going on in the market. **I understand that your fee-for-service mix is structurally higher, but that's always been the case.** And when you take a step back and look at MA fee-for-service industry growth, it seems relatively in line with industry expectations. MA, I think you said it was down 9% or up 9%, fee-for-service down 4%. **You've always meaningfully outperformed the MA penetration in your market, so it does seem like there's something more unique to you.**

"

Andrew Mok
UBS

Note: All quotations taken from the 2Q 2023 earnings call on August 10, 2023.

rehab EHAB

AREX's Conclusion

Self-Inflicted "Enhabit Cliff"



- × The speed and severity of Enhabit's FFS admissions declines cannot be attributed to larger market trends.
- × The "Enhabit cliff" was clearly not anticipated only months before it occurred.
- × Home health referral sources are generally sticky, meaning "cliffs" are unlikely without a precipitating cause.

Sales Is Part of the Problem



- × A salesforce reorganization in January 2023 appears to have impacted turnover and morale.
- × A long-tenured EVP of Sales & Marketing was not replaced upon retirement.
- × The entire sales organization now reports into the EVP of Home Health Operations who has little sales experience.
- × Our diligence indicates that sales incentives for "Payor Innovation" referrals may have reduced the need for salespeople to secure more difficult FFS referrals.

Inexperienced Management



- × The past two years have clearly shown that management lacks the home health industry experience required to manage the "mix shift" responsibly on their own.
- × Management has treated "mix shift" as a fait accompli and seems completely passive in the face of collapsing FFS volumes.
- × Enhabit has all the analytics necessary to conduct a sophisticated market share analysis. It has either not done so or is simply unwilling to admit that there is a problem.

Oversight Failure



- × The Board has not held management accountable for consistently missing both external and internal financial targets.
- × The Board lacks the experience to ask probing questions about FFS market share losses.

The dynamic home health environment requires a Board that has industry-specific expertise and can provide focused oversight and guidance.

Poor Operational Execution: Hospice

Manageable Industry Headwinds…

The hospice industry has recently been challenged by the "pull-forward" of deaths during the pandemic, as well as reduced senior housing occupancy and clinician availability.

Pandemic "Excess Deaths"

Medicare Hospice User Growth



Source: Medicare Payment Advisory Commission.

Reduced Occupancy at Most Profitable Referral Source

Senior Housing Occupancy Rate



Source: National Investment Center for Seniors Housing & Care.

Staffing Challenges

Hospice Clinician Turnover Rates



Source: Hospital & Healthcare Compensation Service.
Note: Data surveyed each July.

...Have Been More Effectively Navigated By Peers

Amedisys has shrunk its branch footprint over the past three years but has grown revenue modestly. In contrast, Enhabit has grown its branch footprint by more than 35% over the same period, but its revenue is still lower than it was in 2021.

Hospice Revenue


(3%)
$51M
$49M
1Q 21
1Q 24
enhabit
Home Health & Hospice
+5%
$192M
$201M
1Q 21
1Q 24
amedisys

Source: SEC filings.

Average Daily Census Per Branch


(26%)
45
33
1Q 21
1Q 24
enhabit
Home Health & Hospice
+5%
74
77
1Q 21
1Q 24
amedisys

Source: SEC filings, AREX calculations.
Note: Enhabit's 1Q 2024 per-branch ADC of 33 excludes 10 de novo branches opened during the previous two years. The per-branch ADC would otherwise be 31 (a decline of 33% since 1Q 2021).

Enhabit's Issues Are Not Due to Industry Headwinds

When clinician turnover surged, Enhabit's peers used travel nurses to maintain clinical capacity in order to accept patients. Conversely, Enhabit's inexperienced new management team did not, which left its hospice branches understaffed, resulting in steep admissions declines. Enhabit has since restored its clinical capacity, but its admissions growth still lags peers.

Same-Branch Admission Growth



Source: SEC filings.
Note: LHC Group stopped reporting same-branch admissions growth in 3Q 2022 due to its acquisition by Optum. Pennant Group began reporting same-branch admissions growth in 1Q 2022.

It Wasn't Always This Way

Under prior leadership, Enhabit's Hospice business generally grew faster than its public peers.



Same-Branch Admission Growth

Enhabit CEO and CFO Start

■ Enhabit ■ Amedisys ■ LHC Group

Source: SEC filings.

The Board Must Accept Responsibility: Enhabit's Hospice Underperformance

Despite Enhabit's perennial assurances that its Hospice business is turning around, same-branch admissions are still declining, even though it now has excess clinical capacity and a sales force that should be fully ramped.



Enhabit Same-Branch Admission Growth

Enhabit CEO and CFO Start

EVP of Hospice Operations Starts

The rollout of the new case management model **happened in fourth quarter** [of 2022].

February 15, 2023

We did increase the sales headcount in the field because that was something that we did not proactively replace when we had attrition in the past, just because it was hard to hire a salesperson to go out there and sell something you didn't have. **But we do have good sales coverage now in each of the local [hospice] markets.**

May 10, 2023

We are confident the [January] sales and operational alignment will drive success clinically and operationally.

February 15, 2023

11%
(2%)
(14%)
(15%)
(15%)
(22%)
(11%)
(14%)
(8%)
(4%)
(8%)
(4%)
(5%)

1Q 21 · 2Q 21 · 3Q 21 · 4Q 21 · 1Q 22 · 2Q 22 · 3Q 22 · 4Q 22 · 1Q 23 · 2Q 23 · 3Q 23 · 4Q 23 · 1Q 24

Source: SEC filings.
Note: All quotes from Barbara Jacobsmeyer, Enhabit CEO.

rehab EHAB

The Board Must Accept Responsibility: Enhabit's Lack of Progress in its Hospice Business

In 3Q 2022, Enhabit finally began using travel nurses and aggressively hiring full-time nurses, and it had restored its clinical capacity by 1Q 2023. Enhabit also restructured its depleted sales organization in January 2023. Nonetheless, same-branch admissions are still declining.

Delayed Action	Labor Prioritized	Sales Neglected?
		
Even as management lacked hospice industry expertise and observed double-digit admissions declines, they did not hire a dedicated EVP of Hospice Operations for a year. By then, significant sales force turnover had also occurred.	Rebuilding clinical capacity and reducing turnover by adding on-call and triage nurses was prioritized, starting with the use of travel nurses in 3Q 2022. These nurses were eventually replaced with full-time hires, and over 100 net new nurses have been hired since 2Q 2022, leaving Enhabit with excess clinical capacity.[1]	Hospice operations and sales personnel report to the new EVP of Hospice Operations, an unusual organizational structure given the distinct skill sets required. Continued admissions declines suggest the sales organization does not receive adequate attention.

Enhabit has been unable to convert improved clinical capacity into admissions.

Source: SEC filings.
(1)   AREX estimates of net new nurses as the Company does not consistently disaggregate net new hire disclosures.

Poor Execution Has Yielded Poor Financial Results

In our view, Enhabit's financial results in its Hospice business have been challenged due to its inability to convert excess clinical capacity into admissions.



Revenue

$209M (2021) → $194M (2022) → $196M (2023) — (6%)



Adjusted EBITDA

$56M (2021) → $39M (2022) → $36M (2023) — (35%)



Adjusted EBITDA Margin

26.9% (2021) → 19.9% (2022) → 18.5% (2023) — (840bps)

Source: SEC filings.

AREX's Conclusion

Enhabit's Challenges Are Not Unique



- × Clinical and sales personnel turnover has challenged the entire hospice industry, but Enhabit's peers have met those challenges.
- × We believe management's failure to respond promptly and comprehensively is due to their inexperience and lack of focus on the Hospice business.
- × Management has still shown no ability to grow admissions despite resolving clinical staffing challenges.

Enhabit Has Significant Advantages



- × Enhabit provides a high quality of patient care as demonstrated by a HVLDL metric that is well above national averages.[1]
- × Enhabit has best-in-class hospice marketing collateral and procedures.
- × Enhabit has meaningful technology and analytics advantages over smaller competitors.

Sales Organization Needs Rehabilitation



- × The hiring of three VPs of Business Development last spring is an acknowledgement that the hospice sales process needs significant improvement.
- × Given leadership changes and "good sales coverage" in all markets since last spring, Enhabit should be seeing admissions growth by now, especially off of its depressed base.
- × Our diligence also suggests that hospice referrals from Enhabit's Home Health business may have declined.

Ineffective De Novo Strategy



- × 10 de novo branches have opened over the past two years with negligible impact, despite management's targets of $2 million of revenue and $500k of EBITDA per de novo branch.
- × While de novo expansion is relatively inexpensive and capital-light, management should focus on restoring the Company's existing branches to growth.

The dynamic hospice industry environment requires a Board that has industry-specific expertise and can provide focused oversight and guidance.

rehab EHAB

Source: SEC filings.
(1) Hospice Visits in the Last Days of Life measures the proportion of patients receiving in-person visits from a registered nurse or medical social worker on at least two of the final three days of life. Enhabit's HVLDL of 73.4% compares favorably with the industry average of 53.2%.

Poor Operational Execution: Corporate Overhead

Enhabit Has Been Ineffective in Controlling its Corporate Overhead

Management has allowed corporate overhead to grow despite the Company's falling revenue outlook.



Corporate Overhead Costs



Corporate Overhead Cost Ratio
(Corporate Overhead Costs as % of Revenue)

Source: SEC filings.

Incredibly, even as Enhabit was urgently seeking covenant relief from its lenders, corporate overhead never declined.

rehab EHAB

Underperformance vs. Peers

Enhabit's Corporate Overhead Cost Ratio is now ~200 basis points higher than the ratios of its closest peers.



Peer Corporate Overhead Cost Ratios
Last Twelve Months as of March 31, 2024

- enhabit Home Health & Hospice: 10.3%
- amedisys: 7.8%
- ADDUS HOMECARE: 8.3%
- PENNANT GROUP: 6.0%



+$24M

Impact of Having an 8.0% Corporate Overhead Cost Ratio on Enhabit's 2023 EBITDA

Source: SEC filings.
Note: For comparability purposes, corporate overhead costs exclude stock-based compensation and other non-recurring items. Please see slide 113 in the appendix for a description of the corporate overhead calculation methodology.
.

rehab EHAB

The Board Must Accept Responsibility: No Expense Discipline

Management has promised expense vigilance, but costs have remained above 2H 2022 levels.

> "As we head into the 2023 budget cycle, we are certainly challenging our teams. New people that we've brought on, for example, building out the accounting and finance organization, investor relations, internal audit and I'm certainly challenging those leaders to say, "OK, tell me now that you've been here a few months, what is it that you need? What is that run rate?" So, it's something we'll be looking at very closely over the next few months."

Crissy Carlisle
Enhabit CFO
Credit Suisse Annual Healthcare Conference
November 8, 2022

> "We have also identified opportunities for improved alignment within our home office departments that will reduce annual cost of an additional $3.2 million."

Barb Jacobsmeyer
Enhabit CEO
2Q 2023 Earnings Call
August 10, 2023

AREX's Conclusion

Overhead Must Be Prioritized



- In a largely fixed-rate reimbursement environment, corporate overhead control must be prioritized.
- We strongly doubt that Enhabit's corporate cost structure has ever been optimized to reflect the evolving realities of its businesses.
- Even if management had achieved their initial revenue guidance, the 2023 corporate overhead cost ratio would still have been 9.6%.(1)

No Explanation for Cost Spike



- The 1Q 2023 spike in corporate overhead costs was attributed primarily to abnormally high group medical claims, but costs have never receded from this elevated level.
- Management has subsequently referenced investments in talent acquisition and technology, but they have never provided more detail.
- Enhabit's disclosed standalone costs ($23 million) for 2023 were lower than its initial guidance of $26-28 million. Given that total costs did not decline, other costs must be growing rapidly.

Overwhelmed Management



- Management has demonstrated that they lack the experience to responsibly control Enhabit's overhead and oversee other initiatives.
- We suspect management has been overwhelmed by Enhabit's poor performance, and they have allowed overhead to expand as a result.
- It was irresponsible for management not to take expense reduction actions while the Company's outlook for revenue was collapsing during 2023.

Oversight Failure



- We are shocked that no corporate restructuring was announced when Enhabit concluded its review of strategic alternatives without a sale.
- The Board has not held management accountable for corporate overhead cost inflation, nor has it pushed for large cost-cutting initiatives.

(1) Assumes the midpoint of initial 2023 revenue guidance of $1.11-1.14 billion.

Our Solution:

The AREX Slate Has the Necessary Experience to Help Management Implement a Superior Plan

Megan Ambers



Megan Ambers brings a deep understanding of home health and hospice labor strategies, operations, payor models, utilization, and organizational optimization from her tenure at Enhabit's closest public peer, Amedisys.

- ✓ Former Interim Chief Human Resources Officer as well as Senior Vice President of Workforce Strategy, HR Innovation & Total Rewards of Amedisys, Inc. (NASDAQ: AMED), a leading provider of healthcare in the home.

- ✓ Ms. Ambers possesses an acute understanding of how to accelerate home health and hospice admission growth, particularly FFS admissions in home health, through incentive plan design, regulatory compliance, onboarding, and career development.

- ✓ Ms. Ambers' more than 20 years of experience working in highly regulated industries with significant partnership and shared responsibility for enterprise risk management, compliance, and cyber security also demonstrates her expertise in these areas.

- ✓ Chief People Officer of Ivy Rehab Network, an industry-leading outpatient and pediatric healthcare provider offering physical, occupational, speech, and ABA therapy, with over 560 locations and 5,600 teammates.

- ✓ Under Ms. Ambers' leadership, Amedisys was named one of the Top 100 Places to Work in Healthcare by Modern Healthcare in 2021 and 2022, and Ivy Rehab was recognized as the only physical therapy company on Modern Healthcare's Best Places to Work in Healthcare in 2024.

James T. Corcoran



James T. Corcoran brings extensive knowledge of capital markets and corporate governance practices.

✓ Mr. Corcoran possesses a stockholder's perspective and is highly familiar with Enhabit's business, performance, and challenges.

✓ Partner at AREX Capital Management, LP, an investment management firm focused on special situations, activism, and catalyst-driven investing.

✓ Former Principal at Highfields Capital Management, a value-oriented investment management firm.

✓ Former member of the board of directors of Tuesday Morning Corporation (NASDAQ: TUES), an off-price retailer, where he also served as a member of the Audit and Nominating & Governance Committees.

✓ CFA charterholder.

Maxine Hochhauser



Maxine Hochhauser brings more than 30 years of experience as a healthcare industry executive focused on home health and home care operations, and a history of successfully navigating challenging financial, regulatory, and payor transitions.

- ✓ Ms. Hochhauser has experience restructuring and turning around struggling healthcare operations, as well as a deep understanding of the regulatory and compliance framework facing Enhabit.

- ✓ Former President of the Home and Community Based Services Division of LHC Group, Inc. (formerly NASDAQ: LHCG), a provider of in-home healthcare services. While at LHC Group, she also led teams focused on transitioning home health staffing to provide care for patients that had per-visit payors, which resulted in material gross profit improvement.

- ✓ Former COO of Addus HomeCare Corporation (NASDAQ: ADUS), a leading provider of in-home personal care services.

- ✓ Former Senior Vice President of Enterprise Operations of Amedisys, Inc. (NASDAQ: AMED), where she was responsible for the implementation of targeted initiatives driving the continuum of care strategy, development of new product lines including health system joint ventures and ACO participation, and strategic relationships with health system partners.

- ✓ CEO of HealthPRO Heritage, a national rehabilitation and health innovations company, operating across 40 states.

Mark W. Ohlendorf



Mark W. Ohlendorf brings 30 years of diverse experience in senior-related healthcare, including in the home health, hospice, and senior housing industries, in addition to financial and accounting expertise.

✓ Former CFO of Brookdale Senior Living, Inc. (NYSE: BKD), the nation's largest operator of senior living communities, for nearly a decade, where he managed M&A, capital markets, and investor relations. He held multiple executive leadership positions at Brookdale and helped oversee its large ancillary service business focused on home health, hospice, and outpatient therapy.

✓ Former CFO and Vice President of VITAS Healthcare, a leading hospice and palliative care provider.

✓ Mr. Ohlendorf has significant turnaround experience, exemplified by his successful restructuring of Alterra Healthcare.

✓ Former Chairman of the board of directors of Argentum (formerly, the Assisted Living Federation of America).

✓ Former member of the board of trustees of Illinois Wesleyan University, where he served on the Audit, Investment, Farm Management, and Academic Affairs Committees.

✓ We believe Mr. Ohlendorf is well qualified to serve as the Audit Committee Financial Expert.

Anna-Gene O'Neal



Anna-Gene O'Neal brings 35 years of healthcare experience, including leadership positions in home health and hospice operations, and a strong track record of driving business growth, turning around operations, and improving the quality of patient care.

✓ Ms. O'Neal has a profound understanding of how to drive hospice census growth through market share expansion and improved patient satisfaction.

✓ Former Division President, Health Care Services of Brookdale Senior Living, Inc. (NYSE: BKD), where she ran the home health, hospice, and outpatient therapy division and was responsible for all financial, operational, and strategic initiatives, including significantly expanded payor contracting.

✓ Former President and CEO of Alive Hospice, a non-profit hospice provider consistently ranked among the best in the nation.

✓ Independent consultant supporting operational assessments and developing strategic plans for accelerated growth within the healthcare industry and currently Senior Vice President of Home Health, Hospice, and Palliative Care at HarmonyCares, a Michigan-based provider of home-based healthcare services.

Dr. Gregory S. Sheff



Dr. Gregory S. Sheff brings a comprehensive understanding of home health and hospice operations and insight into large payors along with more than 20 years of healthcare experience, both as a practicing physician and executive, with a particular focus on home and value-based care.

- ✓ Dr. Sheff has extensive experience managing clinical or operational outcomes of home health and hospice companies, including developing successful strategies to address changing payor mixes.

- ✓ Former Interim President, Home Solutions, and Chief Medical Officer, Home Solutions, where he led the strategy, operations, partnerships, and integration of multiple home-based care assets at Humana, Inc. (NYSE: HUM), the second-largest Medicare Advantage payor in the U.S.

- ✓ Former Executive Vice President and Chief Medical Officer of AccentCare, where he led clinical operations, innovation, quality, and coding, as well as market development, provider joint ventures, and payor partnerships.

- ✓ Board member or advisor for several privately held healthcare companies, including companies providing advanced analytics to home health and hospice companies and creating value-based networks for payors and home health providers.

Juan Vallarino



Juan Vallarino brings more than 40 years of experience in the healthcare industry and extensive knowledge of multifaceted home health and post-acute experience, as well as a deep understanding of managed care payor negotiations, M&A, and regulatory compliance.

✓ Former CEO and Vice Chairman of myNEXUS, a convener working with payors and post-acute providers, prior to its successful sale to Anthem Inc. (now Elevance Health, Inc. (NYSE: ELV)), one of the largest payors in the U.S.

✓ Former Senior Vice President of Employer and Payer Engagement at HCA Healthcare, Inc. (NYSE: HCA), the largest hospital system in the U.S., with over $30 billion in annual revenue, where he was responsible for payor negotiations. At HCA, Mr. Vallarino also held positions in Government Programs Compliance, Home Health Service, and Physician Management Services.

✓ President and CEO of myLaurel, a leader in providing high-acuity, high-complexity care in patients' homes.

✓ Member of various boards of directors, including Genesis Healthcare, Inc. (OTC: GENN), a leading skilled nursing facility operator; North American Partners in Anesthesia, the nation's largest anesthesia staffing company; and Newport Healthcare, a leading provider of behavioral health services to young adults.

The AREX Slate Possesses the Right Mix of Skills to Help Rehabilitate Enhabit

Our nominees possess significant hands-on home health and hospice industry experience.

      

Nominee Skills Matrix	Megan Ambers	James T. Corcoran	Maxine Hochhauser	Mark W. Ohlendorf	Anna-Gene O'Neal	Dr. Gregory S. Sheff	Juan Vallarino
Home Health / Hospice Industry Experience	✓		✓	✓	✓	✓	✓
Industry / Operations	✓		✓	✓	✓	✓	✓
Public Company Board / Governance		✓					
Strategic Planning & Innovation	✓		✓	✓	✓	✓	✓
Payor Industry Experience			✓	✓	✓	✓	✓
Sales / Marketing / Digital Branding	✓			✓	✓	✓	✓
Finance / Accounting		✓		✓			✓
M&A / Investment Banking		✓	✓	✓	✓		✓
Compliance / Risk Management	✓		✓	✓	✓	✓	✓
Human Capital Management	✓		✓		✓		✓
Technology / Cybersecurity	✓		✓	✓			
Public Policy / Government / Regulatory			✓	✓	✓	✓	✓

The AREX Slate's Plan: Rehabilitating Enhabit to Create Stockholder Value

The AREX Slate has developed a comprehensive, five-point plan that it intends to help management implement.

1 Create a dedicated Transformation Committee to help management correct Enhabit's operational underperformance in an urgent and comprehensive manner.

2 Recapture lost Medicare fee-for-service market share in Home Health by revamping sales and operations directives, incentives, and training and assessing the sales organization to ensure alignment around the management of Enhabit's payor mix shift.

3 Restore census in Hospice by reorganizing the sales reporting structure and revamping sales training.

4 Reduce corporate overhead by streamlining operations and eliminating duplicative functions.

5 Improve management communications and stockholder engagement by hiring an experienced head of investor relations and transparently reporting Transformation Committee progress.

> **The AREX Slate's Plan conservatively reflects only 50% of the potential financial benefit from a successful rehabilitation of Enhabit.**

If Elected, Our Nominees Intend to Create a Dedicated Transformation Committee

Given the myriad operational issues Enhabit is facing, AREX has nominated individuals with deep operational experience in the home health and hospice industries. These nominees intend to form a dedicated Transformation Committee, which would provide management with strategic advice and guidance as they begin the process of rehabilitating Enhabit.



Megan Ambers

- ✓ Demonstrated skill in implementing incentive plans to accelerate admissions growth, particularly FFS admissions in home health.
- ✓ Strong history of driving operational improvements, including developing retention strategies that materially reduce turnover.
- ✓ Recognized for transforming organizational culture to prioritize caregiver input and innovation.



Anna-Gene O'Neal

- ✓ Strong history of growing hospice market share while improving the quality of patient care.
- ✓ Adept at driving operational efficiencies at both the branch and corporate levels.
- ✓ Extensive experience building leadership teams and decreasing employee turnover.



Maxine Hochhauser

- ✓ Consistently achieved profitable revenue growth and effectively managed payor relationships.
- ✓ Strong history of driving process improvements at both the branch and corporate levels.
- ✓ Successfully led transformations at large-scale healthcare organizations.



Dr. Gregory S. Sheff

- ✓ Proven track record of large-scale home health and hospice operational leadership.
- ✓ Extensive experience developing innovative value-based partnerships with both payors and providers.
- ✓ Strong history of improving quality of patient care.

The AREX Slate Intends to Follow the Successful Amedisys Playbook

Enhabit's closest public peer was rehabilitated nearly a decade ago when Paul Kusserow became CEO in December 2014. We intend to follow a similar playbook.

Amedisys Playbook:

- ✓ Drive clinical excellence
- ✓ Aggressively target FFS home health admissions through a restructured sales organization and revised incentives
- ✓ Reduce turnover by becoming the employer of choice
- ✓ Improve operational efficiencies by streamlining processes
- ✓ Commit to transparency by providing investors with regular progress updates

Recaptured FFS Market Share

Explosive Hospice Growth



Source: SEC filings, Centers for Medicare & Medicaid Services Program Statistics.

Amedisys' Turnaround Supports the Feasibility of the AREX Slate's Plan

Amedisys' share price followed its EBITDA growth.

Adjusted EBITDA



Source: SEC filings.

AMED Share Price



Source: Bloomberg.

We Are Committed to Transparency

Amedisys provided investors with regular updates as to its turnaround progress. We intend to do the same.

How we're tracking



Status	Category	Update	Ongoing Initiative
	Quality ratings (Stars & VBP)	Amedisys improves quality of patient care star sore to 4.30 in the April 2018 HHC preview with 89% of providers at 4+ Stars; focusing on readmission reduction; Hospice quality metrics initially released	• Heart failure program drove a 5% reduction in 30-day hospitalization rates and 8% reduction in 60-day hospitalization rates
	Clinical Initiatives & Readmissions	Create innovative industry-leading, clinical programs and define, develop and implement standardized care protocols at point of care	
	BD Staffing / Turnover	We exited December with 758 BD FTE's and achieving our 4Q'17 target (adjusted for FL closures ~20 BD FTE's); significantly slowed turnover of productive staff that was occurring in late 2016	• Continued focus on retention through engagement and development opportunities. Increased emphasis on HH BD staffing and retention paying dividends
	Clinical Staffing & Turnover	For the year, we filled nearly 4,400 clinical positions including 1,100 in 4Q'17	
	HCHB 2.0	Re-training the field to become system "super-users" or drive more efficiencies and organizational standardization	• Productivity and staffing tool rolled out. Productivity for all clinician disciplines has improved since the roll out of the tool, with the most significant and impactful change seen in our RN and LPN staff, both improving 2 weighted visits (RN: 27.8 - 29.6, LPN: 28.4 – 30.3)
	Cost Initiatives / Margin	We delivered the run rate savings opportunities of $46M by 4Q'17; delivered on margin opportunity despite rate cuts (margin adjusted for rate cuts and Personal Care is ~12% in 4Q'17)	
	Accounts Receivable	DSO increased to 44.0. DSO excluding impact of FL ZPIC and Tenet acquisition was 40.9	
	Home Health	Same store episodic admissions ex. FL closures up +3%. Same store total episodic volume growth +6% (admissions + recertifications) [ex. FL closures]	• Home Health growth in total episodic volume has been significant: 7.0% for 4Q'17 (6% on a same store basis) • Focusing M&A efforts on Hospice and Personal Care, while maintaining price discipline
	Hospice	Hospice performance continues to be stellar. Same store Hospice admissions +8% and SS ADC growth +12%	
	Personal Care	Billable hours/quarter: +43%. Highly efficient integration process. Realizing synergies from HomeStaff acquisition. Targeting additional acquisitions and efficiency as platform is built out	
	M&A	Valuations remain high. Continue focus on Hospice, Personal Care and strategic Home Health acquisitions but will remain disciplined. Pipeline full	
	Reimbursement	Impact of home health rate cut ~$4.2M related to 2017 and ~$1.0M related to 2018. offset by ~4.6M due to patient acuity levels. 2018 home health reimbursement for AMED (0.7%)	

amedisys

9

Source: SEC filings.

The AREX Slate's Plan: Enhabit's EBITDA Can Quickly Grow by 50% if Managed Properly

The AREX Slate's Plan conservatively reflects only 50% of the potential financial benefit from a successful rehabilitation of Enhabit.

Illustrative Enhabit EBITDA



Source: SEC filings and AREX estimates.

The AREX Slate's Plan: Value Creation Potential

We believe Enhabit's stock price could more than double if the AREX Slate's Plan is implemented. Valuation multiple expansion to match peer multiples would represent further upside.

Illustrative Enhabit Stock Price

Current Stock Price	AREX Slate's Plan EBITDA Improvements	Stock Price at Current Multiple[1]	Stock Price at Peer Multiple [2]
$9	$9	$18	$28



>100%

AREX Slate's Plan Value Creation Opportunity

Note: Enhabit stock price as of May 24, 2024.
(1)   Enhabit's current EV / NTM EBITDA multiple of ~10x.
(2)   Peer multiple of 13x is consistent with the current trading multiple of Addus HomeCare, Aveanna Healthcare, and Pennant. It is also consistent with the unaffected trading multiple of Amedisys prior to its initial merger announcement on May 3, 2023.

rehab EHAB

The AREX Slate's Plan:
Home Health

The AREX Slate's Plan

The Transformation Committee intends to work closely with senior management to help them implement the AREX Slate's Plan.



Detailed Action Plan

The action plan for Enhabit's Home Health business will be focused on regaining FFS market share and driving profitable admissions growth.

1   Adjust incentive plans to ensure alignment between sales, clinical, and operations personnel to optimally manage the payor mix.

2   Deliver clear messaging, training, tools, and scorecards to sales, clinical, and operations personnel to support payor mix management.

3   Increase or adjust field business development teams as needed.

4   Divide markets into "hunter" and "gatherer" segments and ensure that business development personnel are assigned appropriately.

5   Establish best practices for IRF clinical data sharing and clinical collaboration.

6   Any other market-specific actions identified during the review.

Why the AREX Slate's Plan is Achievable

We do not believe that Enhabit's FFS market share loss is permanent. In fact, we see no reason why Enhabit should not be able to gain market share given its scale and quality.

Superior Quality	Advanced Analytics	Scale Advantages	MA Contracts	DNA of Clinical Collaboration
				
Enhabit's Star ratings are better than the industry average, and its 60-day ACH re-admission rate is significantly lower than that of Amedisys.	Enhabit has advanced analytics that can predict potential patient complications or health declines, which allows for preventive measures and improved patient outcomes.	Enhabit benefits from brand recognition, superior labor recruiting and retention, clinical specialization and expertise sharing, and centralization of shared overhead functions.	Enhabit has signed 64 contracts with MA payors since its spin-off. These contracts create the ability to win FFS referrals by accepting associated MA referrals.	Enhabit's referral issues appear to be localized, so the DNA of "clinical collaboration" still exists within Enhabit. Encompass has also been enjoying strong growth with a relatively constant payor mix, suggesting its pool of potential FFS referrals has grown.

rehab EHAB

The AREX Slate's Plan Objectives

We believe that Enhabit should be able to recapture all of the market share it has lost since 2021. To be conservative, the AREX Slate's Plan only reflects achieving 50% of that objective.


~4.2%
2021 FFS Market Share
~3.9%
AREX Slate's Plan
Upside Potential
~3.6%
Full-Year 2023 FFS Market Share
FFS Market Share (1)
$230M
$202M
$169M
$23M
+0.3%
FFS Market Share (1)
~$215M
$192M
Upside Potential
2021 EBITDA (Home Health)
2022 EBITDA (Home Health)
2023 EBITDA (Home Health)
FFS Market Share Recapture
Pro Forma 2023 EBITDA (Home Health)

Source: SEC filings, Trella Health, and AREX estimates.

(1) AREX Slate's Plan increase in FFS market share corresponds to ~9,500 incremental FFS admissions (~9% increase relative to 2023).

The AREX Slate's Plan: Hospice

The AREX Slate's Plan

The Transformation Committee intends to work closely with senior management to help them implement the AREX Slate's Plan to rehabilitate Enhabit's Hospice sales organization.



Why the AREX Slate's Plan is Achievable

Enhabit has failed to convert excess clinical capacity into admissions. Enhabit's Hospice business has attractive characteristics, and we believe the AREX Slate has the requisite experience to help management rehabilitate its sales force and drive admissions and revenue growth.

Smaller Census	Proven Process	Co-Location	Quality	Scale Advantages
				
Enhabit's per-branch ADC is sub-scale compared to its public peers. Increasing sales productivity should have a rapid impact on admissions.	Improving admissions metrics by investing in the hospice sales force is a proven strategy. Historically, Enhabit's peers (e.g., Amedisys) have successfully implemented sales force reorganizations to drive growth.	Almost all of Enhabit's hospice branches are co-located in its home health markets. Co-location creates brand awareness and is a natural source of referral volume.	Enhabit enjoys a strong quality of patient care as demonstrated by a HVLDL score that is significantly higher than national averages.	Enhabit benefits from advanced analytics, superior labor force recruiting and retention, and centralization of overhead functions.

The AREX Slate's Plan Objectives

We believe that Enhabit can fully restore its per-branch ADC to 1Q 2021 levels through a sales force rehabilitation. To be conservative, the AREX Slate's Plan only reflects achieving 50% of that objective.



~45
1Q 2021
ADC Per Branch
~40
Upside
Potential
AREX Slate's Plan
~34
Full Year 2023
ADC Per Branch
Per-Branch ADC (1)

$56M
$39M
$36M
$16M
~$68M
Upside
Potential
$52M
2021 EBITDA
(Hospice)
2022 EBITDA
(Hospice)
2023 EBITDA
(Hospice)
Admissions Growth (2)
2023 Pro Forma EBITDA
(Hospice)

Source: SEC filings, AREX estimates.

(1) All per-branch ADC calculations assume de novo branches opened over the past two years contribute no admissions. 2023 ADC per branch would be ~32 otherwise.

(2) AREX Slate's Plan improvement corresponds to ~2,000 incremental admissions (~17% admission and ADC growth).

The AREX Slate's Plan: Corporate Overhead

The AREX Slate's Plan

The Transformation Committee intends to work closely with senior management to help them implement the AREX Slate's Plan for corporate overhead efficiency improvements, with a goal of closing the gap to peers by 100 basis points. We believe revenue growth in Enhabit's two operating segments will close the rest of the gap.



Efficiency Improvements

Assess organizational structure and high-cost areas.

- ✓ Assess spans and layers to identify functional duplication and accountability overlaps.
- ✓ Institute staffing freeze and analyze staffing levels in all departments.
- ✓ Review technology and procurement spending for redundancies and opportunities for consolidation.
- ✓ Establish cost-tracking dashboards to monitor progress.

Implement efficiency plans.

- ✓ Realign organization if necessary.
- ✓ Optimize staffing.
- ✓ Consolidate technology and procurement spending.
- ✓ Assess areas for process streamlining.

Monitor and adjust.

Day 10 20 30 40 50 60 70 80 90 100

Why the AREX Slate's Plan is Achievable

Enhabit has failed to maintain cost discipline. We believe that the AREX Slate has the requisite experience to help management properly align Enhabit's corporate overhead with its revenue base.

Industry Standard	**Enhabit's History**	**Never Optimized**
~8%		
Enhabit's closest peers generally operate at an ~8% Corporate Overhead Cost Ratio.	Enhabit's corporate overhead costs spiked in 1Q 2023 and never receded.	Despite its many operational challenges, Enhabit has never announced a comprehensive cost-cutting initiative. We highly doubt that the Company's corporate overhead structure is optimized for the current revenue base.

Source: SEC filings.
Note: See slide 113 in the appendix for a description of the corporate overhead calculation methodology.

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The AREX Slate's Plan Objectives

The AREX Slate's Plan targets a 100-basis-point reduction in Enhabit's corporate overhead cost ratio.



Source: SEC filings and AREX estimates.

Vote <u>FOR</u> the AREX Slate to Rehabilitate Enhabit

We believe that voting to replace a majority of the Board with our highly qualified director candidates is the only way to turn around Enhabit and ensure the Company reaches its full potential.

VOTE USING THE <u>WHITE</u> PROXY CARD FOR ALL SEVEN OF AREX'S NOMINEES.

	FOR	WITHHOLD
Megan Ambers	☑	☐
James T. Corcoran	☑	☐
Maxine Hochhauser	☑	☐
Mark W. Ohlendorf	☑	☐
Anna-Gene O'Neal	☑	☐
Dr. Gregory S. Sheff	☑	☐
Juan Vallarino	☑	☐

Appendix

Enhabit's Potential

Enhabit is An Attractive Asset

We believe Enhabit is a high-quality asset that has been chronically mismanaged.

Attractive Competitive Position



The home health and hospice industries are highly fragmented and offer consolidation opportunities. Additionally, after Amedisys is acquired by Optum, Enhabit will be the largest independent home health provider, with double the market share of the next largest independent provider.

Secular Tailwinds



The aging U.S. population will increase the demand for in-home care as people prefer to age in their own homes for longer. Additionally, rising healthcare costs are pushing policymakers towards more cost-effective care models, making home health and hospice services increasingly attractive.

Source: Partnership for Quality Home Healthcare.

Transitory Headwinds



2022 was the home health industry's *annus horribilis,* but challenges such as staffing shortages and associated wage inflation, a shift in payor mix, and declines in home health utilization have all been abating. Additionally, fears about large punitive reimbursement changes from CMS have proven to be overblown.

Attractive Competitive Landscape

The highly fragmented home health and hospice industries should continue to consolidate.

Home Health

~11,350 Agencies in U.S.


4%
enhabit
Home Health & Hospice
6%
CenterWell
Humana
5%
amedisys
5%
LHC
GROUP
Optum
2%
accentCare.
78%
All Others

Source: Amedisys January 2023 presentation and Medicare Payment Advisory Commission.
Note: Number of home health agencies is as of 2022. Optum is pro forma for acquisition of Amedisys.

Hospice

~5,900 Agencies in U.S.


7%
gentiva
4%
VITAS
Healthcare
3%
amedisys
2%
LHC
GROUP
Optum
2%
accentCare.
1%
enhabit
Home Health & Hospice
81%
All Others

Source: Amedisys January 2023 presentation and Medicare Payment Advisory Commission.
Note: Number of hospice agencies is as of 2022. Original chart has been adjusted to combine ProMedica with Gentiva due to acquisition and Enhabit for comparison purposes. Optum is pro forma for acquisition of Amedisys.

Enhabit Has Significant Market Share in Most of its Home Health Markets

Leading market share in a highly fragmented industry provides tremendous scale advantages.

★★★½ 3.5★ QoPC Rating
(3.0★ National Average)

★★★½ 3.7★ HHCAHPS Rating
(3.5★ National Average)

14.0%
30-Day Hospital
Readmission Rate
(17.6% National Average)

Enhabit FFS Home Health Market Share (2021-2022)



255
Branches

~4%
Total FFS
Home Health
Market Share
(2021-2022)

66%
Medicare Home
Health Spend in
Enhabit States
(2022)

Source: Centers for Medicare & Medicaid Services, SEC filings, and AREX analysis.
Note: Market share is based on FFS episodes as measured from 2021-2022. States shaded light blue reflect Enhabit's sub-5% FFS market share. Market shares reflect rounding to the nearest percentage.

Enhabit's Hospice Business Has Solid Market Share in its Core Markets

73.4%

Patient Visits in Last Days of Life

(47.9% National Average)

Hospice Market Share (2020)


18%
12%
10%
4%
3%
13%
5%
3%
5%
3%
10%

112

Branches

107

Branches Co-Located With Home Health

~1%

Hospice Market Share (2020)

Source: Centers for Medicare & Medicaid Services, SEC filings, and AREX analysis.

Note: Market share is based on 2020 ADC by state and includes Enhabit's subsequent acquisitions. States shaded light blue reflect Enhabit's sub-3% FFS market share. Market shares reflect rounding to the nearest percentage.

rehab EHAB

Enhabit Should Be Taking FFS Market Share

After Amedisys is acquired by Optum, we believe that Enhabit will be the largest independent home health provider, with double the market share of its next closest competitor.

Capacity Diversion



We believe that captive home health agencies will be focused on securing home health capacity for their MA beneficiaries and likely surrendering FFS market share.

Quality Advantages



Discharge planners recognize that high-quality care translates to a higher likelihood of successful patient rehabilitation and lower readmission rates.

Scale Advantages



In our view, Enhabit's greater scale provides it with an enhanced ability to take higher acuity patients, more efficiency from extensive technology use and centralized processes, superior brand recognition, and better recruiting and retention capabilities.



3.5★ QoPC Rating
(3.0★ National Average)



3.7★ HHCAHPS Rating
(3.5★ National Average)

14.0%
30-Day Hospital Readmission Rate
(17.6% National Average)

" With our low cost of care and high-quality outcomes, we believe we're well positioned to gain market share...in home health. "

Barb Jacobsmeyer
Enhabit CEO
CJS Securities Investor Conference
January 11, 2023

rehab EHAB

Secularly Aging Population

The population using home health and hospice services is projected to grow significantly over the next decade.



Projected U.S. 75+ Population

25M

3.9% CAGR

37M

2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033

Source: U.S. Census Bureau.



+4%

Annual Growth in 75+ Population

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Robust Medicare Spending Growth

Projected Medicare Reimbursements

Home Health



$17B

8.0% CAGR

$34B

2023 2024 2025 2026 2027 2028 2029 2030 2031 2032

Source: 2023 Medicare Trustees Report.
Note: Includes both Part A and Part B reimbursements.

Hospice



$26B

8.7% CAGR

$54B

2023 2024 2025 2026 2027 2028 2029 2030 2031 2032

Source: 2023 Medicare Trustees Report.

Home Health and Hospice Care Unlock Vast Savings

We believe that the home is the most cost-effective and patient-preferred site of care, while also producing the best patient outcomes.

Most Cost-Efficient Sites of Care
Post-Acute Daily Cost



Source: CMS Program Statistics Data (2021).

Reduces Costly Readmissions
Home Health Impact on Readmission Rates After Short-Term Acute Care Inpatient Stay



Source: CareJourney analysis.

Lowers Systemwide Costs
One-Year Post-Hospitalization Savings



Source: "Impact of Home Health Care on Health Care Resource Utilization Following Hospital Discharge: A Cohort Study", Roy Xiao et al., American Journal of Medicine (2018).

Transitory Headwinds: Labor Pressures Are Normalizing

Since peaking in 2022, clinician labor pressures such as decreased availability, elevated turnover, and severe wage increases have eased.

Employment Above Pre-Pandemic Levels

Home Health Care Services Jobs



Source: Bureau of Labor Statistics.
Note: Data is seasonally adjusted. NAIC definition of home health care services also includes other in-home services such as personal care.

Elevated Turnover Receding

Clinician Turnover Rates



- RN (Home Health)
- RN (Hospice)
- LPN (Home Health)
- LPN (Hospice)

Source: Hospital & Healthcare Compensation Service.
Note: Data surveyed each July.

Wage Pressure Normalizing

Median Weekly Travel Nurse Wages



Source: Falstaff.

Source: SEC filings.



748

Enhabit "Net New" Full-Time Nursing Hires Since Start of 2023

Transitory Headwinds: Payor "Mix Shift" is Slowing

Despite a steadily increasing elderly population, the number of FFS beneficiaries has declined due to rapid membership growth in MA plans. This growth (and the associated decline in FFS beneficiaries) has been decelerating and is expected to slow further.

National Medicare-Eligible Enrollment by Medicare Type



Legend:
- ■ FFS Medicare
- ■ Medicare Advantage

> "With the latest [MA] rate update, plans are more likely to cut member benefits, prioritize margins, and selectively exit unprofitable markets. As a result, our preliminary view is that [MA enrollment] growth may slow to 3-4% over the next two years before normalizing back to 5-6%."
>
> Wall Street Research
> *April 8, 2024*

Source: Centers for Medicare & Medicaid Services.
Note: Reflects average annual enrollment in FFS Medicare (Parts A and B) and Medicare Advantage (Parts A and B).

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Regulators Are Demonstrating Moderation

CMS appears to recognize the risk of large single-year reimbursement cuts.







Despite large ***proposed*** cuts to reimbursement arising from the Patient-Driven Groupings Model (PDGM), the ***final*** rules have consistently revealed a desire by CMS to implement the cuts gradually through reduced but still positive rate changes to avoid major disruptions to an essential healthcare service for the elderly.

CMS has significant discretion over how the temporary adjustments (i.e., clawbacks) are imposed. We believe its behavior has demonstrated that it will use this latitude to avoid large single-year cuts.[1]

We believe a draconian rule would prompt a legislative reaction due to the large number of home health agencies that would likely exit the business.

> "We are also finalizing a -3.925% permanent payment adjustment for CY 2023 (half of the proposed -7.85% adjustment), as **we recognize the potential hardship of implementing the proposed full permanent adjustment in a single year.**"
>
> CY 2023 Home Health Prospective Payment System Final Rule

> "**We acknowledge that taking a large permanent adjustment in a single year…may be burdensome for some providers.** As we have the discretion to implement any behavior adjustment in a time and manner determined appropriate, we are finalizing only a -2.890% (half of the -5.779%) permanent adjustment for CY 2024."
>
> CY 2024 Home Health Prospective Payment System Final Rule

(1) §1895(b)(3)(D)(iii) of the Social Security Act states that the temporary adjustment shall be made in a time and manner deemed appropriate by the Secretary of Health and Human Services.

Phased Temporary Adjustment Looks Most Likely

A constant 2-3% negative adjustment offsetting annual market basket increases over four years would be expected to result in full recoupment of the estimated $4.7B of CMS "overpayments."



Projected Medicare Reimbursement Path

2026-2029 Constant Reduction Methodology

$100 — $101 — $103 — $107 — $107 — $108 — $108 — $108 — $108 — $108 — $108 — $124

2019 2020 2021 2022 2023 2024 2025E 2026E 2027E 2028E 2029E 2030E



The reimbursement rate will have a large "catch-up" adjustment in the year following the recoupment period.



If the recoupment period is extended (e.g., the 16-year phase-in period for CMS' 340B drug payment adjustment), the size of the annual reduction would be much smaller.

Source: Centers for Medicare & Medicaid Services and AREX estimates.

Note: Reimbursement indexed to 2019 levels. 2025 reimbursement assumes the last permanent adjustment offset by annual market basket increases.

Unit Economics

Illustrative Home Health Unit Economics

Enhabit's Home Health business EBITDA can increase dramatically if it can recapture some of its lost FFS market share.



1 Admission = 1.7 Episodes[1]

EBITDA / Episode:
- $3,006 — 2023 Medicare Reimbursement per Episode
- ($250) — Sales Commission[2]
- ($1,333) — Cost of Service[3]
- $1,423 — 2023 Contribution per Episode

= $2,425 EBITDA / Admission



+$23M

Impact of ~9,500 FFS admissions targeted by AREX Slate's Plan for Home Health

Source: SEC filings and AREX estimates.
(1) Assumes average 2023 Medicare recertification rate of ~70%.
(2) Based on AREX diligence.
(3) Assumes 2023 average cost per visit of $91 and average visits per Medicare episode of 14.6.

rehab EHAB

Illustrative Hospice Marginal Unit Economics

Enhabit's Hospice business EBITDA can increase dramatically if it can grow its admissions.



1 =
Admission

$16,880

($750)

($8,316)

$7,814

Revenue per Admission [1]   Commission [2]   Cost of Service [3]   Contribution per Admission

EBITDA / Admission

3.4 = 1

Admissions [4]   Average Daily Census



+$16M

Impact of ~2,000 admissions targeted by AREX Slate's Plan for Hospice

Source: SEC filings and AREX estimates.
(1)   Assuming 2023 average revenue per day of $156 and average length of stay of 108 days.
(2)   Based on AREX diligence.
(3)   Assumes 2023 average cost per day of $77 and average length of stay of 108 days.
(4)   365 days divided by 2023 average length of stay of 108 days.

rehab EHAB

Miscellaneous

Home Health Overview

What is Home Health?



Home health agencies (HHAs) provide services to beneficiaries who are homebound and need skilled nursing care or therapy. The patient must be under the care of a physician and receive services under a home health plan of care established and periodically reviewed by a physician. The HHA deploys skilled healthcare professionals (i.e., registered nurses or therapists) to the patient's home and can provide a range of services including the following:

✓ **Skilled Nursing:** Comprehensive care related to injury or illness.

✓ **Physical Therapy:** Therapy addressing mobility, strength, balance, and safety.

✓ **Occupational Therapy:** Training on self-management of Activities of Daily Living (ADLs).

✓ **Speech Therapy:** Rehabilitative therapy addressing speech, swallowing, language, and cognitive function.

Source: CMS, Medicare Payment Advisory Commission and SEC filings.

Patient Demographics



To be eligible for Medicare's home health benefit, beneficiaries must need part-time (fewer than eight hours per day) or intermittent skilled care to treat their illnesses or injuries and must be unable to leave their homes without considerable effort.

The average age of Enhabit's home health patients is ~75.

Most home health patients have three or more chronic conditions. Some of the most common diagnoses necessitating home health services are diabetes, post-procedural aftercare, orthopedic aftercare, heart disease, and hypertension.

Terminology



Episode: A 60-day unit of home health care. After completion, patients can be recertified for another episode.

Episodic payor: A payor reimbursing home health agencies at set amounts depending on the patient's diagnosis and needs rather than individual services provided. FFS Medicare is the primary episodic payor, although some Medicare Advantage plans also pay episodically.

Non-episodic payor: A payor reimbursing home health agencies on a per-visit basis. Most Medicare Advantage plans are non-episodic payors.

Hospice Overview

What is Hospice?



To be eligible for hospice care, a patient must be diagnosed with a terminal illness with a prognosis of six months or less. Hospice provides palliative medical care rather than curative care; the patient no longer has curative options or has chosen not to pursue treatment because the side effects outweigh the benefits.

Hospice care is mostly provided in the patient's home but may also be provided in facility settings. It also covers prescription medication, medical equipment and supplies, and bereavement counseling for the family.

Patients enrolled in Medicare Advantage plans are still covered under traditional FFS Medicare, as the hospice benefit has never been "carved in" to Medicare Advantage beyond pilot programs that have since ended.

Patient Demographics



In 2022, more than 1.7 million Medicare beneficiaries received hospice services, and Medicare hospice expenditures totaled ~$24 billion.

The acceptance of hospice has grown over time, and hospice use has increased from 44% of Medicare decedents in 2010 to 52% in 2019. This share declined during the COVID pandemic but has recovered to 49% as of 2022.

The average age of a hospice patient is ~80. The top hospice diagnosis categories are heart and circulatory diseases (29%), Alzheimer's and other nervous system disorders (24%), and cancer (24%).

Most patients do not receive the full benefit of hospice care as the median length of stay is only 18 days. The average length of stay is 95 days.

Terminology



Census: The total number of patients on hospice on a given day.

Length of Stay: The amount of time a patient receives hospice care, typically measured in days.

Patient-Day: One day of care provided to a hospice patient. Medicare pays a daily rate to hospice providers. Payments are made according to a fee schedule that has four levels of care, and the average daily reimbursement was ~$180 in 2022.

Cap: When Congress established the hospice benefit, it included a "cap" limiting the aggregate Medicare payments that an individual hospice agency can receive to roughly six months on average (across patients). The cap is currently $33,494.

Source: CMS, Medicare Payment Advisory Commission, National Hospice & Palliative Care Organization, and SEC filings.

Enhabit's Peers

Enhabit's 2023 Compensation Peer Group as disclosed in the Company's definitive proxy statement comprises the following: Addus HomeCare Corporation; Amedisys, Inc.; AMN Healthcare Services, Inc.; Aveanna Healthcare Holdings, Inc.; Chemed Corporation; Cross Country Healthcare, Inc.; InnovAge Holding Corp.; LHC Group; Inc.; ModivCare, Inc.; National HealthCare Corporation; Pediatrix Medical Group, Inc.; The Ensign Group, Inc.; The Pennant Group, Inc.; Premier, Inc.; Signify Health, Inc.; and Surgery Partners, Inc.

Red denotes removal from 2024 Compensation Peer Group. LHC Group, Inc. and Signify Health, Inc. were removed due to acquisition.

Enhabit's 2024 Compensation Peer Group as disclosed in the Company's definitive proxy statement comprises the following: Addus HomeCare Corporation; Amedisys, Inc.; America Oncology Network, Inc.; Aveanna Healthcare Holdings, Inc.; Cross Country Healthcare, Inc.; DocGo Inc.; InnovAge Holding Corp.; LifeStance Health Group, Inc.; ModivCare, Inc.; National HealthCare Corporation; P3 Health Partners Inc.; Pediatrix Medical Group, Inc.; The Ensign Group, Inc.; The Pennant Group, Inc.; Premier, Inc.; and U.S. Physical Therapy, Inc.

Green denotes new addition to 2024 Compensation Peer Group.

Source: SEC filings.

Peer Corporate Overhead Cost Ratio Analysis

	enhabit Home Health & Hospice	amedisys	ADDUS HOMECARE	PENNANT GROUP
Corporate G&A [1]	$139M	$256M	$107M	$43M
(-) Unusual & Non-Recurring Items	(23M)	(63M)	(7M)	(3M)
(-) Stock-Based Compensation	(9M)	(15M)	(10M)	(6M)
(-) Other Adjustments [2]	1M	(2M)	–	1M
Adjusted Corporate Overhead	$107M	$175M	$90M	$34M
Revenues	$1.0B	$2.3B	$1.1B	$0.6B
Corporate Overhead Cost Ratio	**10.3%**	**7.8%**	**8.3%**	**6.0%**

Source: SEC filings.
Note: All figures reflect last 12 months as of March 31, 2024.
(1) Excluding depreciation & amortization.
(2) Includes gains or losses on asset divestitures and other items.